================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2


                                       TO
                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

                                     NEVADA
                         (Jurisdiction of incorporation
                                or organization)
                                   13-3953047
                                (I.R.S. Employer
                              Identification No.)

             25300 TELEGRAPH ROAD, SUITE 455, SOUTHFIELD, MI 48034
                    (Address of principal executive offices)

                                 (248) 263-0000
                        (Registrant's telephone number)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                                           NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                            ON WHICH EACH CLASS
             TO BE SO REGISTERED                            IS TO BE REGISTERED
             -------------------                           ---------------------
                     N/A                                            N/A

          Securities to be registered pursuant to Section 12(g) of the Act:

               COMMON STOCK, $.001 PAR VALUE
               -----------------------------
                       Title of Class


================================================================================

     The discussion throughout this registration statement contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the uncertainty as to the Company's future profitability; the uncertainty as to the demand for information technology services and solutions; industry trends towards outsourcing information technology services; increasing competition in the information technology services market; the ability to hire, train and retain sufficient qualified personnel; the ability to obtain financing on acceptable terms to finance the Company's growth strategy; the ability to develop and implement operational and financial systems to manage the Company's growth; and other factors referenced in this registration statement.

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     Advanced Systems International, Inc. ("AdSys"), a Nevada corporation, is the holding company for one operating subsidiary, Automatic Time Systems Corp. ("ATS"). References in this registration statement to "the Company" mean both AdSys and ATS.

     ATS is a developer and supplier of time and attendance and data integration software applications. ATS' product offering includes the application software, hardware, implementation services and ongoing support necessary for deployment of enterprise-wide data management. ATS markets its products through direct sales and in conjunction with strategic partners.

     AdSys and ATS are headquartered in Southfield, Michigan, a suburb of Detroit.

BACKGROUND

     ATS was formed in 1995 to acquire substantially all the assets and certain liabilities of Automated Time Systems Corp. This acquisition was completed in early 1996.

     AdSys was formed in October 1996, originally named Bennington Corporation. From October 1996 to May 1997, Bennington had no assets, shareholders or operations. In May 1997, Bennington issued 2,000,000 shares for aggregate consideration of $20,000.

     In June 1997, Bennington consummated an equity placement of 980,000 shares for aggregate consideration of $980,000. On July 8, 1997, Bennington, then a publicly-held (but not traded) shell company, acquired ATS via a "reverse takeover" merger. In that transaction, the ATS shareholders received 4,906,667 (62%) of Bennington's then outstanding common shares, with the prior Bennington shareholders retaining the balance of 2,980,000 shares (38%). Bennington then changed its name to Advanced Systems International, Inc.

PRINCIPAL PRODUCTS

     ATS has developed and markets two software products. The first product, ATServer(R), is an application to track employee time and attendance data at labor intensive companies. The second product, ATLink(TM), is an integration (or bridging) application that allows various data collection devices (such as bar code scanners) to send information on a vast array of transactions from the warehouse or manufacturing floor to a central location. With these products, employee and inventory data are provided in "real time", and are made available to managers and supervisors throughout the organization. As a result, critical business decisions for supply or labor allocations can be made based on current and accurate data.

     In order to provide a complete solution, ATS bundles implementation services, on-going support for its products, and third-party hardware together with its software products. Key markets include automotive, automotive supply, packaged goods, pharmaceuticals, food processing and other manufacturing industries.

     For a typical implementation, ATS representatives work with customers to develop a strategy that provides a tailored time and attendance and/or data collection solution. Once that strategy is defined, a

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

functional specification is developed, and the ATS professional services team configures and modifies the existing software to meet requirements.

     When the implementation is complete, ATS provides a full range of support on an on-going, automatic renewal basis that the client can select to fit their needs. Typical installations can take from 2 to 6 months depending on the complexity of the management reporting requested, the number of sites and users, and the timeline of the customer.

     ATS's customers tend to be large industrial companies, and the initial contracts tend to be for significant contract sizes. In 1997, one customer accounted for 84% of ATS's revenues, and in 1998, 5 customers accounted for 72% of total revenues. However, recurring revenues for a particular contract with a customer after the initial sale and installation tend to be significantly lower than in the initial phase, coming primarily from fees for support and maintenance services.

ATSERVER(R)

     ATServer(R) is a client/server time and attendance solution. The software is linked to the traditional "punch-in time clock" or any other electronic log-in device that employees use upon entering and exiting plants. ATServer(R) instructs various hardware and peripherals by sending employee "coming and going" information to the payroll department, supervisors and managers. The result is that actual information can be compared to scheduled data, identifying exceptions and alerting management. Therefore, the supervisor has the flexibility to manage resources based on this "real time" comparison of information.

     ATServer(R) is best suited in labor intensive companies, where large groups of employees on shift enter and leave their plant within short time frames. Users are alerted to employees that are late, absent or are on leave. As ATServer(R)automatically updates payroll information (including sick leave, vacation time, etc.), it helps ensure that salary errors do not occur.

     ATServer(R) meets critical user demands that software packages be reliable and able to interface with other software solutions. It effectively reduces the time and costs associated with supervisors performing normal employee allocation tasks. ATS anticipates continued growth of the time and attendance industry because of:

     - companies investing to solve Y2K compliance problems,

     - rapidly increasing demand for software solutions that provide accurate, "real time" data, and

     - increasing focus on compliance with labor and other regulations.

     Typical functional areas linked by packaged software include warehouse management, payroll, materials movement and human resources. These areas are often referred to collectively as ERP (Enterprise Resource Planning).

     In late 1998, ATS entered into a software marketing and license agreement with Electronic Data Systems Corporation (commonly known as "EDS"). Under that agreement, EDS may obtain and resell ATS's products, and may engage or subcontract ATS to provide installation, consulting, development, support and other services. It is still too early in this relationship to tell how much sales or revenue volume will result from this alliance.

     ATS worked with Perot Systems Inc. to develop ATS's ATServer(R) product to fulfill a large contract with DaimlerChrysler Corporation. After the initial installation of ATServer(R) at one DaimlerChrysler plant, DaimlerChrysler has obtained a broad software license from ATS and now is rolling out installations in several other plants using its own computer personnel.

ATSERVER(R) COMPETITIVE ADVANTAGES

     ATServer(R) is designed in a Windows(TM) format (rather than DOS) and utilizes some of the most popular software applications. Windows applications are known to most users and can be linked to a variety of other

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

programs. As a result, new users of the system are often familiar with its "look", which helps expedite the learning process.

     ATServer(R) is also non-proprietary and can link to various popular hardware and software offerings. This is a distinct advantage, as many competitors have developed their applications to run on specific hardware or software, limiting their offering to those parameters.

ATSERVER(R) COMPETITION

     The time and attendance industry can be categorized as mature. Two companies dominate the sector: Kronos Incorporated and Simplex Time Recorder Co. Kronos has released a client/server time and attendance application. As of this date, Simplex has not released an open client/server time and attendance solution.

     Because the ATServer(R) was developed with Perot Systems for DaimlerChrysler, ATS has gained a strong foundation, with several functioning client/server sites in the Automotive and Automotive Supplier sectors. Some current customers include Johnson Controls, Dana Corporation, Volvo Trucking and New Venture Gear.

     While ATS's main sales to date have been in the automotive industry, ATS has recently begun to enter new vertical markets. New verticals include manufacturing (Sauder Furniture), food processing (Sara Lee Foods) and paper (Blandin Paper). Success in entering these new sectors indicates that ATServer(R) can successfully operate in different sectors. As a result, the Company expects to be able to continue to increase its market share of the time and attendance industry.

ATLINK(TM)

     ATLink(TM) carries information from data capture points in the enterprise to other applications that require this data. Management is able to streamline procurement and maintain inventory more efficiently with the help of ATLink(TM). Software that facilitates communication of time sensitive information between different software packages or between data collection devices and different programs is commonly referred to as "Middleware."

     ATLink(TM) has been certified by two levels of SAP R/3, the leading ERP company (in terms of published revenue data). SAP R/3 produces a package application that ties together the major business units of a company into modules. These modules are Human Resources, Materials Management, Supply and Finance. The two levels of certification are MM-MOB and PP-PDC. The criteria for MM-MOB certification are to meet the data collection requirements within the materials management module of SAP R/3. PP-PDC certification represents meeting the requirements of the SAP human resources information module. ATS designed, produced and achieved certification in less than 12 months. Meeting the certification standards established by the major ERP companies is an important step towards credibility and market acceptance of ATLink(TM).

ATLINK(TM) COMPETITION

     ATLink(TM) falls under the distributed transaction processing ("DTP") segment of Middleware. The segment is fragmented and mainly comprised of small private and public companies. Three large competing companies are i2 Technologies, Teklogix and Epic Data.

ATLINK(TM) COMPETITIVE ADVANTAGES

     ATS believes that companies (like ATS) that provide industry standard non-proprietary solutions (i.e., products that can be used with most popular hardware and software) will achieve high rates of growth in the DTP industry. The primary benefits of non-proprietary packages are lower cost and a shorter implementation time frame, whereas proprietary packages have a higher cost because each implementation requires a new interface to be written between the applications.

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

     ATS works closely with hardware manufacturers such as Intermec, Hand Held Products, and Control Module to incorporate built-in interfaces to their products. The development team focused on ease of integration, ease of use, and low ownership costs as design criteria.

RESEARCH AND DEVELOPMENT

     In 1996, 1997 and 1998, ATS invested $673,802, $1,772,537 and $610,782, respectively, in research and development costs for the ATS products. In 1997, the Company's primary development focus was to tailor its ATServer product for the automotive manufacturing industry. In 1998, the Company continued to refine and expand the ATServer offering for additional vertical markets, and amassed a development effort to bring it's middleware offering, ATLink, to the market.

INTELLECTUAL PROPERTY RIGHTS

     The name "ATServer(R)" is a registered tradename and mark. Registration lasts for 10 years from the registration date in January 1998. The name "ATLink(TM)" is not yet registered, although ATS claims common law tradename and mark rights.

Y2K COMPLIANCE


     Management believes that all of the ATS products, as well as its internal systems, are fully "Y2K" compliant. ATS does not believe that Y2K issues will adversely affect it. Rather, ATS believes that Y2K issues affecting customers likely will enhance ATS' sales prospects. ATS has tested its hardware and software systems which were provided by vendors, and believes they are all Y2K compliant. ATS's material third-party vendors and suppliers have confirmed that they, and the products they supply to ATS, are Y2K compliant. ATS intends to continuously evaluate its vendor and supplier relationships and to develop whatever contingency plans may be required to mitigate any negative effects on ATS from the Y2K problems of its suppliers and vendors that may develop.


EMPLOYEES

     The Company employs 56 full time employees. None of the employees is represented by a union.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The information in this section should be read together with the consolidated financial statements and notes thereto that are included elsewhere in this registration statement. These interim financial statements include all adjustments deemed necessary by management in order to make them not misleading.

     The Company has incurred losses since its inception during which time it developed its two software applications and developed a level of experience and resources which management believes should enable ATS to grow. AdSys achieved revenue growth and profitability in the first quarter ended March 31, 1999. AdSys anticipates continued positive earnings in 1999 resulting from installations at Fortune 1000 Companies in industries such as automotive supply, food processing, entertainment and furniture manufacturing, as well as paper processing and other manufacturing sectors.

     The Company has entered into a software marketing agreement with EDS (Electronic Data Systems). The focus of the agreement is to reach Automotive, Automotive Supplier, Entertainment and other Clients EDS has under management. The Company believes that the agreement provides not only credibility for ATS and ATServer(R), but revenue growth potential as the relationship matures.

     The non-proprietary Distributed Transaction Processing Sector of the Middleware industry is in its early stages and is experiencing high-growth. Management anticipates successful entrance in this market, enhancing long-term growth potential by providing two separate but compatible software products, ATServer(R) and ATLink(TM).

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

RESULTS OF OPERATIONS

Q1 1999 COMPARED TO Q1 1998

     AdSys had net earnings of $306,341 in the first quarter of 1999 compared to a net loss of $342,500 for the same period in 1998. This is largely explained by a significant increase in sales ($1,762,260 in Q1 1999 compared to $314,001 for the same period in 1998). This growth in sales reflects ATS's continued expansion of its ATServer(R) customer list as well as further penetration at existing client sites. Revenue for both periods relates entirely to ATServer(R) software, hardware, and related implementation and maintenance.

     Research and Development expenses increased from $59,192 in 1998 to $102,481 in 1998, a net increase of $43,289. This increase results mainly from an overall expansion of the Company's development team working on enhancing both the ATServer and ATLink products.

     General and Administrative expenses increased to $806,952 in Q1 1999 from $386,778 for the same period in 1998, an increase of $420,174. The increase was due primarily to a greater number of employees, additional travel costs resulting from increased business activity, and the moving of corporate headquarters to a new facility to accommodate ATS's expansion.

     Sales and Marketing expenses increased from $152,597 in Q1 1998 to $412,526 for the same period in 1998, an increase of $259,929. This was primarily due to a greater number of sales personnel, larger commissions due to higher revenues and more clients, and more intense marketing efforts both in house and through ATS's third party consultants.

     Operating expenses increased dramatically in the first quarter of 1999 compared to the same period in 1998. This is due primarily to growth in employees and sales and represented by increases in compensation and related benefits ($759,334 in Q1 1999 vs. $333,431 in Q1 1998), as well as increased travel related costs ($103,966 in Q1 1999 vs. $29,578 in Q1 1998) and increased legal and accounting assistance ($75,105 in Q1 1999 vs. $22,366 in Q1 1998) in preparation for the requirements of being a reporting public company. As a result of the Company's expansion and occupation of new office space, premises related costs were $73,845 in Q1 1999 vs. $17,800 for the same period in 1998.

1998 COMPARED TO 1997

     The Company generated revenue of $2,379,987 in 1998 compared to $2,012,317 in 1997, as it moved from the development phase to the marketing phase in its business cycle.

     Research and Development expenses decreased from $1,772,537 in 1997 to $314,587 in 1998, a net decrease of $1,457,950. In 1997, the Company's primary development focus was to tailor its ATServer product for the automotive manufacturing industry. In 1998, the Company continued to refine and expand the ATServer offering for additional vertical markets, and amassed a development effort to bring it's middleware offering, ATLink, to the market. In 1998, the Company increased its focus on the development of its products through commercial implementations and in-house developers rather than through third parties. Reaching technological feasibility with ATLink(TM) allowed for capitalization of $296,195 of costs, also contributing to the decrease in development costs.

     General and Administrative expenses increased to $2,294,668 in 1998 from $1,227,894 in 1997, an increase of $1,066,774. The increase was due primarily to a greater number of employees, additional travel costs resulting from increased business activity, and the moving of Corporate Headquarters to a new facility to accommodate the Company's expansion. Also, in 1998 the Company obtained Directors & Officers Insurance, saw an increase in depreciation costs on the Company's assets, and incurred employee moving expenses related to attracting and retaining key personnel.

     Sales and Marketing expenses increased from $485,020 in 1997 to $945,736 in 1998, an increase of $460,716. This was primarily due to a greater number of sales personnel, larger commissions due to higher revenues and more clients, and more intense marketing efforts both in house and through the Company's third party consultants.

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

LIQUIDITY AND CAPITAL RESOURCES

     The Company converted $674,900 of principal and accrued interest on outstanding debentures into common stock in 1998.

     During 1998 and early 1999, AdSys received an aggregate of approximately $2.4 million from investors through equity sales made pursuant to exemptions from registration. AdSys continues to offer shares on a private-placement basis.


     AdSys believes that operations will generate sufficient cash flow to fund its anticipated short-term liquidity needs. AdSys currently has a liquidity credit arrangement with a commercial bank to finance its accounts receivable, to address liquidity needs pending customer payments. The maximum available to AdSys under this arrangement is $1.8 million. As of August 1, 1999, AdSys had drawn a balance of $1.3 million. Although the Company believes that operations will yield sufficient liquidity to meet liquidity requirements, no assurance can be given that additional sources will not be required. To take advantage of high growth in the Middleware Industry, the Company plans to raise additional capital in the second half of 1999 in the debt or equity markets based on an acceptable strike price and certain business conditions. Circumstances in which the Company would consider raising additional capital include a desire for a stronger capital base, investment in product development, acquisitions of companies with synergistic value, resource procurement based on a definable implementation schedule or backlog, and/or office space expansion. The extent to which such additional financing is available will affect the level to which AdSys pursues these discretionary growth actions.


ITEM 3. DESCRIPTION OF PROPERTY

     ATS currently leases a 8,472 square foot office facility in Southfield, Michigan pursuant to a lease that expires on October 31, 2003. Rent for the facility is approximately $164,000 per year.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of AdSys' Common Stock as of July 15, 1999, by (i) each person who, to AdSys' knowledge, beneficially owned more than 5% of the Common Stock; (ii) each AdSys director; (iii) each of the Named Executive Officers described in Item 6 below; and (iv) all executive officers and directors of the Company as a group:

                    NAME AND ADDRESS OF                                AMOUNT OF            PERCENT OF
                      BENEFICIAL OWNER                          BENEFICIAL OWNERSHIP(1)       CLASS
                    -------------------                         -----------------------     ----------
Gerald A. Pesut.............................................             828,920(2)             6.7
25300 Telegraph Rd., Ste. 455
Southfield, MI 48034

Alexander D. Henry..........................................             706,820(3)             5.8
533 Davenport Rd.
Toronto, ON Canada M5R 3R5

Mark O'Donoghue.............................................              62,948(4)               *
Tropicana Bldg
Providenciales, Turks & Caicos Islands
British West Indies

John V. Williams............................................              37,948(5)               *
424 Clayton St.
Denver, CO 80206

Greg Farbolin...............................................              24,098(6)               *
1905 Canadair Court
Daytona Beach, FL 32124

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

                    NAME AND ADDRESS OF                                AMOUNT OF            PERCENT OF
                      BENEFICIAL OWNER                          BENEFICIAL OWNERSHIP(1)       CLASS
                    -------------------                         -----------------------     ----------
Carlos E. Bravo.............................................              18,056(7)               *
1713 Skyhawk Ct.
Daytona Beach, FL 32124

Temple Securities Ltd.......................................           2,396,715(8)            19.6
Tropicana Bldg
Providenciales, Turks & Caicos Islands
British West Indies

914151 Ontario Limited......................................             750,000(9)             6.4
Box 131, RR #2
Navan, ON Canada K4B 1H9

Roxborough Holdings Limited.................................             996,666(10)            8.2
First Canadian Place Ste 6250
Toronto, ON Canada M5X 1C7

All Officers and Directors as a Group (7 persons)...........           1,678,790               13.7

---------------
  *  Represents less than 1% of the outstanding shares of Common Stock.

 (1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Exchange Act, and accordingly, may include securities owned by and for among others the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which such person has the right to acquire within 60 days after the date of this filing pursuant to the exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 11,761,591 shares of Common Stock outstanding as of July 15, 1999, plus as to each person shares issuable under rights to acquire shares included in that person's holdings.

 (2) Consists of 250,000 shares owned of record by Pesut & Associates, a company wholly-owned by Mr. Pesut and 578,920 shares which Mr. Pesut has the right to acquire pursuant to options. Does not include 54,081 shares under other options which are not yet vested.

 (3) Consists of 150,000 shares and 175,000 Units (resulting in the right to acquire up to 350,000 shares)owned by Hampton Equity Holdings Inc., and 113,150 shares and 14,750 warrants to acquire shares owned by REVBEN Management Corporation, affiliates of Mr. Henry, and 78,920 shares which Mr. Henry has the right to acquire pursuant to options. Does not include 54,081 shares under options issued to Mr. Henry which are not yet vested.

 (4) Consists of 25,000 shares owned of record by Temple Securities Ltd., a company affiliated with Mr. O'Donoghue, and 37,948 shares which Mr. O'Donoghue has the right to acquire pursuant to options. Does not include 95,052 shares under options issued to Mr. O'Donoghue which are not yet vested.

 (5) Consists of 37,948 shares which Mr. Williams has the right to acquire pursuant to options. Does not include 95,052 shares under options issued to Mr. Williams which are not yet vested.

 (6) Consists of 24,058 shares which Mr. Farbolin has the right to acquire pursuant to options. Does not include 108,942 shares under options issued to Mr. Farbolin which are not yet vested.

 (7) Consists of 8,056 shares which Mr. Bravo has the right to acquire pursuant to options. Does not include 94,444 shares under an option issued to Mr. Bravo which are not yet vested.

 (8) Consists of 1,937,740 shares owned, and 458,975 shares which may be acquired pursuant to warrants. Includes 25,000 shares also shown for Mr. O'Donoghue above. Includes 1,387,740 held of record by Temple for various client accounts (no account holds beneficial interests in excess of 5% of AdSys' Common Stock). The principals of Temple are Hugh D. McLean, N. Gregory McNally, Mark O'Donoghue and Christian Papachristou.

 (9) Consists of 600,000 shares owned, and 150,000 which may be acquired pursuant to an option. The principal of 914151 is James Petrie.

(10) Consists of 596,666 shares owned, and 400,000 which may be acquired pursuant to warrants. The principal of Roxborough is David A. Williams.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following sets forth certain information regarding each of the directors and executive officers of the Company.

             NAME                 AGE                     POSITION                     TERM AS DIRECTOR
             ----                 ---                     --------                     ----------------
Gerald A. Pesut...............    59     President, CEO                                July 1997
John Williams.................    55     Director                                      August 1998
Greg Farbolin.................    39     Director                                      December 1999
Alexander Henry...............    52     Director                                      July 1997
Mark O'Donoghue...............    34     Director                                      August 1998
Carlos E. Bravo...............    40     Director                                      July 1999
Howard Tarnoff................    50     VP Sales & Marketing
Robert C. DeMerell............    31     CFO, Secretary, Treasurer and Controller

GERALD PESUT, PRESIDENT & CEO

     Prior to joining Advanced Systems International in 1996, Mr. Pesut was President & CEO of Distributed Systems Division Inc., a subsidiary of Storage Technology Corporation (1993-1996), where he managed the $240 million integrator of midrange and network systems, comprised of 500 employees.

     Mr. Pesut was President of a $55 million assembly integration and warehousing division of Storage Technology from 1991 - 1993. After five years of continuous losses prior to his taking over the position, he guided the division to eight profitable quarters. Prior to that, he held a number of senior management positions throughout the technology industry.

     This multifaceted background has provided Mr. Pesut with the ability to understand market developments and advances, while establishing corporate direction to meet the ever-changing demands of the market.

     Mr. Pesut is a graduate of the York University Accelerated MBA program.

JOHN WILLIAMS, DIRECTOR

     John Williams has 35 years of experience in sales, sales management and business management. His career has included both domestic and international responsibilities, requiring him to live in Europe for a portion of his career. Companies he has worked for are Memorex (1970-1973), Magnuson Computer Systems (1980-1982), GriD Systems (1982-1990), and Storage Technology Corporation (1972-1980, 1990-1997).

     His last position before retirement with Storage Technology was as a Corporate Officer (Senior Executive Vice President) responsible for World-Wide Field Operations (sales, marketing and service).

     At Storage Technology, Mr. Williams' organization originally consisted of 5,000 people located in 15 countries around the world, with additional indirect distribution into another 12 countries. During his tenure as an executive at Storage Technology, revenues increased from $700 million to over $2.0 billion, expanding world coverage directly to 20 countries and indirectly to 21 countries.

     Mr. Williams is currently consulting to major international corporations with his new company, the CSO Forum.

GREG FARBOLIN, DIRECTOR

     Mr. Farbolin has served in various management positions since 1973 with The HoneyBaked Ham Company, a company founded by his family in 1949. Over a 20-year period, the business grew to $130 million

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

in sales with 150 locations. In 1994, Mr. Farbolin personally spearheaded the project to overhaul the corporate IT based infrastructure components for the entire organization. The reporting components from each store, through data warehouse for all departments, were installed on a Windows based retail management system. HoneyBaked was one of the first successful high-profile installs on Windows. The software application was developed with the assistance of Virtual Systems.

     Mr. Farbolin was a Director for Virtual Systems between 1995 and 1997. Over that period, Virtual was awarded Microsoft's prestigious Retail Application Developer (RAD) in 1996 and 1997. As a member of the board at Virtual, Mr. Farbolin was responsible for developing a distribution model by creating a resellers network, as well as managing their relationships with major Hardware, Software and End Users.

     Today Mr. Farbolin is actively involved in the IT industry including being on the Association of Retail Technology Standard (ARTS) board. He interacts in many areas as a conduit between Microsoft and others, and the vertical markets that they serve including retail and manufacturing. This interaction is to the benefit of both end user as well as vendor.

ALEXANDER HENRY, DIRECTOR

     Mr. Henry qualified as a Chartered Accountant with Touche Ross & Co. (now, Deloitte & Touche) in Toronto, Ontario in 1973. From 1973 to 1981, he continued in public practice. While in public practice, he directed his attention toward the areas of taxation, real estate and financial planning. During this time, Mr. Henry lectured and published on these subjects.

     In 1981, Mr. Henry left public practice to concentrate, both as a principal and a promoter, on the syndication of real estate tax sheltered investment vehicles, commercial real estate and real estate debt/ mortgage investments.

     In 1991, Mr. Henry joined LOM & Associates, the "small cap" group at Loewen, Ondaatje, McCutcheon to organize and manage various tax-assisted and otherwise unique real estate offerings. In 1993, Mr. Henry joined Hampton Equity Management Inc. (which he had formed in 1991 with certain other principals of LOM & Associates) on a full-time basis to organize financings for computer software developers that were primarily tax-assisted and seed capital financings for other emerging companies.

     Mr. Henry sits on the boards of several companies, including MusicMusicMusic Inc. (an electronic commerce company delivering music selections and applications via the internet) and Jax Mold & Machine, Inc. (a high-tech machine shop company providing molds to the tire and rubber industry). He is active in fund raising for various charitable and non-profit organizations.

MARK O'DONOGHUE, DIRECTOR

     Mr. O'Donoghue is currently (since 1997) the Chief Executive Officer managing the rapid growth and expansion of Temple Securities Ltd., a full service investment dealer. From 1993 to 1997, he was a Trust Officer and Investment Advisor to Temple Trust Company Ltd. Mr. O'Donoghue possesses a comprehensive multinational background and provides ATS with financial guidance for business growth issues and international development. Mr. O'Donoghue holds his Canadian Chartered Accountant designation. While with Ernst & Young, his team provided client services and related corporate support to a wide range of industries.

CARLOS E. BRAVO, DIRECTOR

     Mr. Bravo joined the ADSys board in July 1999. Mr. Bravo is currently (since 1998) a Vice President of USinternetworking Inc., with general management duties. USi is a pioneer in the Internet-based outsourcing of leading Applications (PeopleSoft, Siebel, Sagent, Broadvision, Electronic Commerce, Complex Web Hosting) for a flat monthly fee. USi's services allow companies to quickly deploy enterprise applications without the associated cost and burden of owning, managing or supporting the applications or underlying infrastructure. USi built its own global network of enterprise data centers to interconnect with major Internet backbone providers through contractual PriorityPeering(SM) relationships that ensure fast and reliable connections.

     Before joining USi, Mr. Bravo was a co-owner of IIT Inc. (1997-1998), a global IT consulting and systems integration boutique (PeopleSoft Global Implementation Partner) specializing in PeopleSoft implementations to Fortune 500 clients. During his tenure at IIT, the business grew from 6 employees to over 80 consultants with offices in Coral Gables, Los Angeles, San Francisco, Chicago and Caracas. In 1998 Mr. Bravo led IIT's negotiations for a merger with USi.

     Prior to his tenure at IIT (1995-1997), Mr. Bravo was a principal, Vice President and co-founder of Comdisco Inc.'s Systems Integration Business unit, a startup 100% funded by Comdisco. In this project, Comdisco began to move to distributed system services, away from its traditional business of leasing mainframes.

     Since 1989, Mr. Bravo has been a founder, Chairman and CEO of Bravo International Corporation, a manufacturer of toys and sporting goods which successfully merged its operations with Toydeca, a global manufacturer of consumer products based in Venezuela. From 1989 to 1994, Mr. Bravo was also co-founder and Chief Operating Officer of Amcotech, Inc., a diversified manufacturer of consumer and industrial products and a pioneer in the design of automated manufacturing systems. During his tenure at Amcotech, in 1992 Mr. Bravo also acted as lead strategist in organizing another startup, International Industrial Systems. From 1983 to 1989, Mr. Bravo held several technology management posts at General Electric and Snap-on Tools.

     Mr. Bravo attended the University of Florida and Northwestern University. He holds advanced degrees in Aerospace Engineering, Applied Mathematics and Business.

HOWARD TARNOFF, VP SALES & MARKETING

     Mr. Tarnoff has 21 years of experience in the Time and Attendance industry. He brings to Advanced Systems International experience in general management, business development, operations and sales and marketing.

     Mr. Tarnoff worked at Simplex Time Recorder Co., as a Director of Time/Data Systems Division, from 1993 until joining Advanced Systems International in December 1998. While at Simplex, he developed advanced business, operations, sales and marketing solutions, and infused cutting edge management, communications and technological systems. Mr. Tarnoff was successful at spearheading and maintaining a 70% annual growth rate while increasing the sales force to 113 from 12.

     From 1985 to 1993, Mr. Tarnoff held numerous staff and line management positions at Kronos Incorporated. As Product and Industry Marketing Manager, he led the marketing development of a labor/job costing product family and developed new offerings to expand products beyond the scope of Time and Attendance. In his field management capacity, Mr. Tarnoff ran a highly successful dealership that was a model for the Kronos direct sales and service organization.

     Mr. Tarnoff is a graduate of the University of Wisconsin.

ROBERT C. DEMERELL, CHIEF FINANCIAL OFFICER, SECRETARY, TREASURER AND CONTROLLER

     Mr. DeMerell possesses a diversified background with proven abilities in both professional and academic environments. He brings to Advanced Systems International excellent technical and analytical skills, highly effective communication abilities and is a focused team builder. Moreover, he has played a critical role in building the financial reporting and accounting systems of two high growth start-up companies.

     From 1995 until the end of 1997, Mr. DeMerell worked as Controller at FAME Information Services, Inc. He played a pivotal role in the development and implementation of the financial controls as the company rapidly grew to $25 million in annual sales from $5 million over a two-year period. In addition, Mr. DeMerell oversaw the implementation of the financial controls as the company established operations in both the U.K. and in Asia.

     Mr. DeMerell worked as an Auditor for Ernst & Young from 1992 to 1994. His primary role was the auditing of a variety of small businesses including manufacturing, financial services and health care. In addition, he gained extensive experience auditing employee pension, 401(k), ESOP, and Health and Welfare Benefit Plans.

     Mr. DeMerell holds an MBA from the University of Notre Dame Graduate School of Business. He is a Certified Public Accountant (CPA). He completed his BA in Economics at the University of Michigan with a concentration in Public Finance.

SIGNIFICANT EMPLOYEES

PAUL F. ABRAHAM, MANAGER OF ENGINEERING

     Mr. Abraham, who joined AdSys in 1998, has over 10 years experience in the high tech industry. He has made significant contributions during the various stages of development, sales and implementation process of data transaction and application software.

     Mr. Abraham was a member of the team that laid the foundation for the current Data Transaction Processing Middleware industry at Epic Data, as a Senior Systems Analyst between 1991-1997. Mr. Abraham was instrumental in the design and development of Epic Data's interface to SAP R/3. Utilizing his experience as a core member of the development team, Mr. Abraham became a Project Lead at Epic Data. As a Project Lead, he was instrumental in the design of system requirements for various SAP R/3 customers in addition to basis administration and configuration during implementations and system support.

     In 1997 and 1998, Mr. Abraham was System Engineering Manager and Senior Systems Consultant at Epic Data. He managed an implementation team that consisted of 18 system engineers and programmers. During this two-year period, he was responsible for all aspects of System Implementations for Epic Data.

     Mr. Abraham is an Honors graduate of Humber College Computer Science
Program.

SHAWN RECHKEMMER, DIRECTOR SUPPORT SERVICES

     Mr. Rechkemmer possesses comprehensive systems engineering and management experience. His professional background has provided him with the necessary capacity to perform tasks on all levels as required for providing effective management of 'hands-on' product support. His expertise includes analysis in various Client/Server database environments.

     Prior to joining ATS in 1997, Mr. Rechkemmer worked at EDS for seven years. During his final three years he was Project Manager responsible for managing the Client/Server software development project. Responsibilities at that position included: creating and implementing an annual business plan with project initiatives, staffing plans for GM customers, managing a team of 12 technical support staff, and leading the support and development of applications for customers.

     Mr. Rechkemmer also worked as a Systems Engineer and Database Administrator at EDS. In this position, he set up new databases for clients in Germany and Sweden and provided support for the users. He was also a member of the Design and Prototype team charged with utilizing Object Oriented technology to develop automobile diagnostics for use in GM dealerships. Mr. Rechkemmer is a graduate of Taylor University with a B.Sc. in Management Information Systems.

DIRECTORS COMPENSATION

     AdSys compensates its directors for their services as directors solely via stock options. Prior to July 15, 1999, on joining the board, each director received a one-time grant of an option to acquire 100,000 shares at the market price on the date of grant. Effective July 15, 1999, each year each director also receives a grant of an option to acquire 33,000 shares at the market price on the grant date. These options vest monthly over 3 years starting on the grant date.

     Both Mr. Farbolin and Mr. Bravo have been engaged to consult with the ATS management team as to general and specific information relating to marketing ATS's products, gathering and analyzing market and competitive data, and locating, introducing and referring ATS in respect of sales and partnering opportunities.

Mr. Farbolin receives fees of $5,000 per month. Mr. Bravo receives an option each quarter to acquire a number of AdSys shares equal to $12,500 divided by the then market price for the shares. Both consulting arrangements are terminable at the end of any agreement calendar quarter.

ITEM 6. EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid to or accrued by the Company's Chief Executive Officer and all other executive officers who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to the Company during the year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL               LONG-TERM
                                                                COMPENSATION       COMPENSATION AWARDS
                     NAME AND                                   ------------       -------------------
                PRINCIPAL POSITION                   YEAR          SALARY            OPTIONS/SARS(#)
                ------------------                   ----          ------            ---------------
Gerald A. Pesut....................................  1998         $199,992               600,000
  President and Chief Executive Officer
Richard A. Penington(1)............................  1998         $126,000               500,000(2)
  (Former Chief Financial Officer, Secretary,
     Treasurer)
Martin Young, VP...................................  1998         $126,000                   -0-
  Technical Sales

---------------
(1) Mr. Penington resigned to pursue other opportunities in December 1998.

(2) Does not include other options which lapsed on executive's resignation.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                NUMBER OF             PERCENT OF TOTAL
                                SECURITIES              OPTIONS/SARS
                                UNDERLYING               GRANTED TO
                               OPTIONS/SARS             EMPLOYEES IN           EXERCISE OR
          NAME                  GRANTED(#)              FISCAL YEAR          BASE PRICE($/SH)       EXPIRATION DATE
          ----                 ------------           ----------------       ----------------       ---------------
Gerald A. Pesut..........        500,000                   15.1%                  $0.50                7/8/2017
                                  50,000                    1.5%                  $0.50                7/8/2007
                                  50,000                    1.5%                  $0.50                8/6/2008
Richard A.
  Penington(1)...........        500,000                   15.1%                  $0.50                7/8/2017
Martin Young.............            -0-                     -0-                    N/A                     N/A

---------------
(1) Mr. Penington resigned to pursue other opportunities in December 1998.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                                                                                 VALUE OF
                                                                                               UNEXERCISED
                                                                   NUMBER OF UNEXERCISED       IN-THE-MONEY
                                                                       OPTIONS/SARS          OPTIONS/SARS AT
                                SHARES                                 AT FY-END(#)             FY-END($)
                               ACQUIRED                                EXERCISABLE/            EXERCISABLE/
           NAME             ON EXERCISE(#)    VALUE REALIZED($)        UNEXERCISABLE          UNEXERCISABLE
           ----             --------------    -----------------    ---------------------     ---------------
Gerald A. Pesut...........       -0-                 -0-           500,000/100,000(1)       $75,000/$44,500(1)
Richard A. Penington(2)...       -0-                 -0-                500,000/0               $80,000/$0
Martin Young..............       -0-                 -0-                   -0-                     N/A

---------------
(1) Vesting of options was amended April 15, 1999.

(2) Mr. Penington resigned to pursue other opportunities in December 1998.

EMPLOYMENT AGREEMENTS

     ATS entered into an employment agreement with Gerald A. Pesut dated November 15, 1996 (amended March 13, 1998). Under the agreement, Mr. Pesut was engaged to serve as Chief Executive Officer for salary at the rate of $200,000 per year. Mr. Pesut is entitled to bonuses based on ATS' achievement of certain sales targets. Pursuant to the agreement, Mr. Pesut also received options to acquire up to 500,000 shares of AdSys stock at the price of $1.00 per share (repriced to $.50 per share in September, 1998). The agreement may be terminated by the Company at any time for any reason, either with or without cause. Similarly, Mr. Pesut may terminate his employment at any time. If the Company terminates the agreement other than for cause or if Mr. Pesut terminates the agreement for good cause (as defined in the employment agreement), Mr. Pesut is entitled to severance compensation equal to 12 months salary together with any bonus accrued up to the date of termination. In computing the bonus under the severance arrangement, ATS is deemed to have attained 100% of the bonus targets for the performance period in which the termination occurs. Upon a change in control of AdSys, Mr. Pesut's options will accelerate and vest 100%. The employment agreement also contains a covenant not to compete, which would prohibit Mr. Pesut from engaging in activities in competition with ATS or AdSys for a two year period commencing on the date of termination of his employment.

     ATS entered into an agreement with Howard Tarnoff dated July 22, 1998. Mr. Tarnoff was engaged as Vice President of Sales, at a salary rate of $145,000 per year. Mr. Tarnoff is entitled to bonuses of $50,000 each year if revenue goals are met, with a guaranteed bonus of $50,000 for the first year. Mr. Tarnoff also received options to acquire up to 200,000 shares of AdSys stock at the market price on the date of grant (repriced to $0.50 per share in September 1998), and will receive options for an additional 100,000 shares at the end of 1999 if revenue goals are met. Mr. Tarnoff's employment is "at will." However, Mr. Tarnoff is entitled to severance compensation if ATS terminates his employment (up to 12 months if termination is in the first contract year, 6 months if in the second year, and 60 days if thereafter). The employment agreement also contains a covenant not to compete, which would prohibit Mr. Tarnoff from engaging in competition with ATS for a 2 year period commencing on the date of termination of his employment.

     ATS entered into an employment agreement with Robert DeMerell dated January 8, 1999. Mr. DeMerell was originally engaged as Corporate Controller (subsequently promoted to CFO, Secretary and Treasurer), at a salary rate of $80,000 per year. Mr. DeMerell may receive quarterly bonuses of $5,000, based on goals and targets to be established from time to time. Mr. DeMerell also received options to acquire up to 150,000 shares of AdSys stock at $.50 per share. Mr. DeMerell's employment is "at will." However, Mr. DeMerell is entitled to 30 days severance pay if ATS terminates the employment. The employment agreement also contains a covenant not to compete, which would prohibit Mr. DeMerell from engaging in competition with ATS for a 2 year period commencing on the date of termination of his employment.

STOCK OPTION PLANS

     AdSys currently maintains two stock option plans: the 1997 Employee Stock Option Plan, and the 1997 Director Stock Option Plan.

     The Employee Plan was adopted and approved by the Board and the Shareholders as of July 1, 1997. The Employee Plan was amended April 15, 1999 to cover a maximum of 4.5 million shares. Under its terms, participants in the plan include officers and other employees of AdSys or ATS having managerial, supervisory or similar responsibilities or who are key administrative employees and managers, and who are not covered by any collective bargaining agreement. In addition, the Compensation Committee may grant awards under the Employee Plan to non-employees who, in the judgment of the Compensation Committee, render or have rendered significant services to AdSys or ATS.

     The Employee Plan is currently administered by the Compensation Committee of the Board, composed of two outside directors. Subject to the provisions of the Employee Plan, the Compensation Committee has full power and authority to determine, from among the persons eligible for grants or awards under the Employee Plan: (i) the individuals to whom grants or awards will be made, (ii) a combination of grants or awards to participants, and (iii) the specific terms of each grant or award. The plan authorizes a wide variety of stock based compensatory awards, including options (both "incentive stock options" under Section 422 of the Internal Revenue Code or otherwise), stock appreciation rights, restricted stock awards or other stock based awards (i.e., other awards that are valued in whole or in part by reference to, or are otherwise based on, AdSys Common Stock). The plan has no set termination date, although no incentive stock option may be granted after July 1, 2007. As of July 1, 1999, there were a total of 2,654,000 options outstanding under the Employee Plan to a total of approximately 50 employees and outside service providers.

     The Director Plan was adopted and approved by the Board and the Shareholders as of July 1, 1997 (amended August 6, 1998, April 15, 1999 and July 15, 1999). Under the Director Plan, options to acquire up to a maximum of 1,000,000 shares may be granted to members of the AdSys Board of Directors. The plan is administered by the Board of Directors. Under the Director Plan, upon the date a person first becomes a member of the AdSys Board, the director is automatically granted a non-qualified stock option to acquire 100,000 shares. On July 15 of each year, each director receives an option to acquire 33,000 shares. The purchase price for each share which may be purchased upon exercise of an option is the fair market value of the AdSys Common Stock on the date of grant. Options vest in equal monthly amounts over the first three years after the date of grant. The Director Plan has no outside termination date, and will remain in effect until all shares authorized have been issued, or unless the Director Plan is earlier terminated or abandoned by action of the Board of Directors. As of July 15, 1999, options to acquire a total of 765,000 shares were outstanding, of which 223,622 had vested or were exercisable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1997 and 1998, KIF Capital Corp. rendered corporate financial advisory consulting services to AdSys pursuant to a consulting agreement. Consulting fees paid during 1997 and 1998 were $130,000 and $91,000, respectively. Also pursuant to that agreement, KIF Capital Corp. was granted an option to acquire 100,000 shares of common stock under the employee plan. The exercise price under this option was $.50 per share. This option was not exercised, and expired in March 1999. In 1997 and 1998, AdSys paid KIF Capital Corp. (a Canadian entity with no US presence) $26,278 and $40,470, respectively, for its assistance in connection with certain sales of common stock made outside the United States. KIF Capital Corp. is owned by Mr. Kenneth MacAlpine, who was a member of the AdSys Board of Directors until August, 1998.

     During 1998, AdSys paid $35,352 in cash and granted warrants to acquire up to 376,000 shares of common stock in respect of sales of securities outside the United States, to Temple Securities Ltd., a company affiliated with Mark O'Donoghue, a member of the AdSys Board of Directors.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

     AdSys is authorized to issue 20,000,000 shares of Common Stock, $.001 par value per share, of which 11,646,590 are issued and outstanding as of March 15, 1999.

     Holders of Common Stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of Common Stock have one vote for each share held of record and do not have cumulative voting rights.

     Holders of Common Stock are entitled upon liquidation of AdSys to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no preemptive or similar rights. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     Within the limits and restrictions provided in the Restated Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"), in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications. There are presently no shares of Preferred Stock outstanding.

     Shares of Preferred Stock issued by the Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of AdSys more difficult or time consuming. For example, shares of Preferred Stock could be issued with certain rights that might have the effect of diluting the percentage of Common Stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that the Board of Directors determines is not in the best interest of AdSys and its stockholders. The existence of Preferred Stock may, therefore be viewed as having possible anti-takeover effects. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices. The Board of Directors has not authorized the issuance of any series of Preferred Stock.

DIVIDEND POLICY

     AdSys has not paid any cash dividends to date, and has no intention to pay any cash dividends on its Common Stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Board of Directors and to certain limitations imposed by the Nevada corporate laws. The timing, amount and form of dividends, if any, will depend, among other things, on AdSys' results of operations, financial condition, cash requirements and other factors deemed relevant by Board of Directors.

MISCELLANEOUS

     AdSys common shares are "penny stock" as defined by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information, must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

     AdSys' articles of incorporation and bylaws do not contain any provision that would delay, defer or prevent a change in control.

TRANSFER AGENT

     The transfer agent for the Common Stock is Interstate Transfer Company, 874
E. 5900 South, Suite 101, Salt Lake City, Utah 84107, 801-281-9746.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION


     AdSys' Common Stock is listed for quotation by the National Quotation Bureau "pink sheets" under the symbol "ADSN". However, the market for such shares is extremely limited. No assurance can be given that a significant trading market for the Common Stock will develop or, if developed, will be sustained. AdSys has been advised by its market makers that the market makers will file NASD Form 211 in the near future, so that the common stock will be quoted over the Nasdaq OTCBB, the electronic bulletin board maintained by Nasdaq. From January 25, 1998 through July 1, 1999, the common stock was quoted over the Nasdaq OTCBB, moving to the NQB "pink sheets" on July 2, 1999.


     The following table sets forth the range of the high and low closing bid prices of the Company's common stock during each of the calendar quarters identified below. These bid prices were obtained from the Nasdaq OTCBB and do not necessarily reflect actual transactions, retail markups, mark downs or commissions. The transactions include inter-dealer transactions.

                                                                HIGH       LOW
                                                                ----       ---
1998
1st Quarter.................................................     2 1/2      1 3/4
2nd Quarter.................................................     2 1/4      1 5/8
3rd Quarter.................................................     1 7/8       7/16
4th Quarter.................................................     1           7/16

1999
1st Quarter.................................................      7/16     1 11/16
2nd Quarter.................................................     1 15/16     9/16

     The last bid price of the Company's Common Stock on July 15, 1999 was $0.97 per share. On that date, there were approximately 113 holders of record of Common Stock.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings, although it is involved from time to time in routine litigation incident to its business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not Applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In connection with its organization in late 1995 and early 1996, ATS issued a net total of 2,720 shares of common stock to its original organizers all of whom were sophisticated business people actively involved in organizing and managing ATS, and who had full access to all information regarding ATS (914151 Ontario Ltd (James Petrie), KIF Capital Corp. (Kenneth MacAlpine), 859754 Ontario Limited (John Totten), Martin Young and Greg O'Hara), for contributions in the aggregate amount of approximately $20,000. ATS also issued warrants to acquire up to 400 shares (subsequently reduced to 300 shares)at $1,000 per share (converted in the merger described below to warrants to acquire 300,000 shares at $1 per share) to 914151 Ontario Ltd. and KIF Capital Corp. No underwriters were used for these transactions. Exemption from registration is claimed pursuant to Section 4(2) of the Securities Act, no public offering having been involved.

     At various times from June, 1996 through April, 1997, ATS sold a net total of 2,186.667 shares (converted in the merger described below to 2,186,667 shares) for aggregate proceeds of approximately

$2,000,000 to 22 non-U.S. persons. No underwriters were engaged, although finders fees of approximately $200,000 were paid to certain non-U.S. persons and warrants to acquire up to 740 shares (converted in the merger described below to warrants to acquire 740,000 shares) were issued to Hampton Equity Management Inc., Roxborough Holdings Ltd. James Hogan and Eric Boyd (non-U.S. persons) as finders fees for sales activities. Subsequently, in payment for finders services rendered in connection with the foregoing ATS sales, ADSys issued options to acquire (a) 35,000 shares at an exercise price of $1 per share to Joe Charland (September 1997), (b) 75,000 shares at an exercise price of $1 per share to Logicom SARL (September 1997), and (c) 150,000 shares at an exercise price of $.50 per share to Madikwe Capital Ltd. (September 1998). Exemption from registration is claimed pursuant to Regulation S, for offers and sales made outside the United States to non-U.S. persons.


     On May 15, 1997, AdSys (at the time named Bennington Corporation) offered and sold a total of 2,000,000 shares for aggregate proceeds of $20,000, to fund its start-up and other costs associated with structuring and closing the RTO merger described below. No underwriters or sales agents were used for this transaction. Exemption from registration was claimed pursuant to Rule 504 of Regulation D.


     On June 30, 1997, AdSys (at the time named Bennington Corporation) offered and sold 980,000 units for aggregate proceeds of $980,000 to 24 persons, to fund working capital needs. Each unit consisted of one common share plus a warrant to acquire one-half common share at an exercise price of $2.00 per share. No warrants were exercised, and all have expired. No underwriters were used for this offering. Exemption from registration is claimed pursuant to Rule 504 of Regulation D.



     On July 8, 1997, AdSys issued an aggregate of 4,906,667 shares to the former ATS shareholders (26 persons) and warrants to acquire up to 1,040,000 shares to six ATS warrantholders as consideration in the RTO merger acquisition by AdSys of ATS. The warrants carry exercise prices varying from $0.50 to $1.88 per share. None of the warrants have been exercised. No underwriters were used for this transaction, and no commissions were paid. Exemption from registration was claimed pursuant to Regulation S, for offers and sales made outside the United States to 23 non-U.S. persons. Exemption from registration for issuance of shares to three former executive officers is claimed under Section 4(2), no public offer being involved.



     On October 1, 1997, AdSys sold 250,000 shares to Temple Securities Ltd. for $300,000. No underwriters were engaged, and no commissions were paid. Exemption from registration is claimed under Regulation S (for an offer and sale made outside the United States to a non-U.S. person).



     In March, 1998, AdSys sold 267,000 shares at a sales price of $1.60 per share to 15 foreign investors. A total of approximately $17,088 was paid in finders fees to non-U.S. persons. Exemption from registration is claimed pursuant to Regulation S, for offers and sales made outside the United States to non-U.S. persons.



     At various times from August, 1998 through January, 1999, AdSys sold an aggregate of 1,424,001 common shares for aggregate proceeds of $959,013, in an offering of no more than $1,000,000 of shares. Exemption from registration is claimed pursuant to Rule 504 of Regulation D. All investors were "accredited investors." No underwriters were involved in these offers and sales.


     At various times from August, 1998 through March, 1999, AdSys sold an aggregate of 1,561,920 shares of common stock for aggregate proceeds of $1,018,075. Exemption from registration is claimed pursuant to Regulation S, for offers and sales made outside the U.S. to non-U.S. persons. No underwriters were involved in these offers and sales.

     In connection with offers and sales made outside the U.S. to non-U.S. persons described above, AdSys paid $143,712 in finders fees to various non-U.S. persons.


     In April 1999, AdSys approved the issuance of warrants and options to acquire 1,009,500 shares to 13 non-U.S. persons. The exercise price under these warrants and options is $0.75 per share, the market value of the shares at the time of the grants. AdSys issued these options and warrants to compensate the recipients, who had identified and introduced certain non-U.S. persons to AdSys as investors. The warrants and options issuances were exempt from registration pursuant to Regulation S, for offers and sales made outside the US to non-US persons. None of the warrants and options have been exercised.

     In April 1999, AdSys approved the issuance of 93,725 warrants to acquire shares at an exercise price of $0.625 per share to certain debenture holders in partial satisfaction of their debentures. AdSys claims exemption from registration for the warrant issuance under Regulation S, for offers and sales made outside the United States to non-U.S. persons.



     From August 1, 1997 through August 1, 1999, AdSys issued options to acquire common stock to various employees pursuant to the employee option plan. All options were granted at the market price of the shares as of the grant date. In April 1999, AdSys issued one restricted stock grant to a member of its outside legal firm in recognition of legal services not involving fund raising or market relations activities. The stock award was exercised, and 11,905 shares were sold for $10,000, which was the fair market value of the shares as of the grant date. AdSys claims exemption for the foregoing issuances pursuant to Rule 701. The table below depicts salient information relating to the option grants.



       DATE         NUMBER OF OPTIONS   STRIKE PRICE
       ----         -----------------   ------------
  August 1, 1997         405,000           $1.00
September 22, 1997        20,000            1.00
 October 22, 1997         10,000            1.00
November 10, 1997         17,000            1.00
 December 8, 1997        100,000            1.00
December 20, 1997         50,000            1.00
 January 5, 1998          10,000            1.00
 January 28, 1998         10,000            1.00
  March 2, 1998           55,000            1.63
  March 9, 1998          150,000            1.63
  March 17, 1998          25,000            1.63
   June 8, 1998           10,000            1.94
September 17, 1998       182,000            0.50
 November 1, 1998          5,000            0.81
  April 8, 1999            7,500            1.30
  April 12, 1999           7,500            1.69
  April 15, 1999         175,000            1.35
  April 19, 1999          10,000            1.35
  April 26, 1999           5,000            1.25
   May 3, 1999            25,000            1.16
   May 17, 1999           25,000            1.10
   May 24, 1999           35,000            1.27
   June 1, 1999           17,500            1.04
  July 15, 1999           12,500            1.00



     From July 8, 1997 through August 1, 1999, AdSys issued options to acquire common stock to various executive officers and directors pursuant to the employee and director option plans. All options were granted at the market price of the shares as of the grant date. AdSys claims exemption for the issuances pursuant to Section 4(2), no public offering having been involved. By virtue of their positions as executive officers and directors, each recipient had access to detailed financial information relating to AdSys. The table below depicts salient information relating to these option grants.



       DATE         NUMBER OF OPTIONS   STRIKE PRICE
       ----         -----------------   ------------
   July 8, 1997         1,300,000          $1.00
  August 6, 1998          400,000            .63
September 17, 1998        400,000           0.50
 January 8, 1999          150,000           0.50
 January 13, 1999         100,000           0.50
  July 15, 1999           265,000           1.00



     From July 8, 1997 through August 1, 1999, AdSys issued options to acquire common stock to various outside consultants pursuant to the employee option plan. All options were granted at the market price of the shares as of the grant date. AdSys claims exemption for the issuances pursuant to Section 4(2), no public offering having been involved. Each recipient is sophisticated and experienced in investment matters. By virtue of their relationship with AdSys and their engagements, each recipient had access to detailed financial information relating to AdSys. The table below depicts salient information relating to these option grants.



                                                              STRIKE
           CONSULTANT                   DATE       NUMBER     PRICE                SERVICES
           ----------                   ----       ------     ------               --------
Jaffe, Raitt, Heuer & Weiss, P.C.     7/8/1997     50,000     1.00                   Legal
Jaffe, Raitt, Heuer & Weiss, P.C.     8/6/1998     50,000     0.63                   Legal
Jaffe, Raitt, Heuer & Weiss, P.C.    7/15/1999     33,000     1.00                   Legal
        KIF Capital Corp.             8/6/1998     100,000    0.63             Corporate finance
          Frank Gerardi              9/17/1998     100,000    0.50       Investor relations and market
                                                                              information support
     Atlantis Bancorp., Inc.         11/16/1998    150,000    0.81       Investor relations and market
                                                                              information support
     Barry Kaplan Associates         3/12/1999     100,000    1.06       Investor relations and market
                                                                              information support

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The AdSys Articles of Incorporation and Bylaws reflect the adoption of the provisions of Section 78.037 of the Nevada General Corporation Law, which eliminates or limits the personal liability of a director to the company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. The company's Articles of Incorporation and Bylaws also provide that the company shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director or officer of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to the best interests of the Company, in accordance with, and to the full extent permitted by, the Nevada General Corporation Law. In addition, the Bylaws authorize the company to maintain insurance to cover such liabilities. AdSys currently has a directors' and officers' insurance policy in effect.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    CONTENTS

                                                                PAGE
                                                                ----
Report of Independent Certified Public Accountants..........    F-2
FINANCIAL STATEMENTS
  Consolidated Balance Sheets...............................    F-3
  Consolidated Statements of Operations.....................    F-4
  Consolidated Statement of Stockholders' Deficit...........    F-5
  Consolidated Statements of Cash Flows.....................    F-6
  Notes to Consolidated Financial Statements................    F-7

                          [GRANT THORNTON LETTERHEAD]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Advanced Systems International, Inc.

     We have audited the accompanying consolidated balance sheets of Advanced Systems International, Inc. (a Nevada corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Systems International, Inc. and Subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Grant Thornton LLP

Southfield, Michigan
February 25, 1999

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                                 MARCH 31,     --------------------------
                                                                   1999           1998           1997
                                                                 ---------        ----           ----
                                                                (UNAUDITED)
                           ASSETS
Current assets
  Cash......................................................    $   339,091    $   225,491    $    68,132
  Accounts receivable, less allowance for doubtful accounts
    of $8,700 at December 31, 1998 and March 31, 1999.......      1,699,438        494,063        387,910
  Loan receivable -- stockholder............................             --             --         72,917
  Inventory.................................................         42,560         23,642         14,370
  Prepaid expenses..........................................            332          9,169          1,544
                                                                -----------    -----------    -----------
      Total Current Assets..................................      2,081,421        752,365        544,873
Property and equipment -- At cost
  Computer equipment........................................        256,178        185,148         66,108
  Office equipment..........................................         69,810         68,126         36,609
  Leasehold improvements....................................         33,111         27,477             --
                                                                -----------    -----------    -----------
                                                                    359,099        280,751        102,717
      Less accumulated depreciation and amortization........       (103,354)        83,139         29,530
                                                                -----------    -----------    -----------
                                                                    256,745        197,612         73,187
Other assets
  Deposits..................................................         32,836         62,292         32,368
  Software development costs................................        355,719        296,195             --
  Organization costs, less accumulated amortization of
    $24,255 at March 31, 1999, $21,628 and $14,165 at
    December 31, 1998 and 1997, respectively................         13,048         15,675         23,139
                                                                -----------    -----------    -----------
                                                                $ 2,738,769    $ 1,324,139    $   673,567
                                                                ===========    ===========    ===========
           LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
  Line of credit............................................    $        --    $        --    $   550,000
  Current maturities of long-term obligations...............        328,013        328,013        378,795
  Current maturities of long-term obligations to related
    parties.................................................        258,000         88,000        375,000
  Customer deposits.........................................        456,193         96,638         92,209
  Accounts payable..........................................
    Trade...................................................        416,555        356,497        196,941
    Related parties.........................................             --             --         10,122
                                                                -----------    -----------    -----------
                                                                    416,555        356,497        207,063
  Accrued liabilities
    Payroll.................................................        313,057        235,615             --
    Payroll taxes...........................................         85,267         24,840          3,574
    Interest................................................          3,728          3,851         38,126
    Other...................................................        156,485             --          8,169
                                                                -----------    -----------    -----------
                                                                    558,537        264,306         49,869
                                                                -----------    -----------    -----------
      Total current liabilities.............................      2,017,298      1,133,454      1,652,936
Long-term obligations, less current maturities..............        269,980        319,922        120,067
Long-term obligations to related parties, less current
  maturities................................................         46,322         62,822         96,000
Lease commitment (Note E)...................................                            --             --
Stockholders' deficit
  Preferred stock -- $.001 par value; authorized, 10,000,000
    shares; none issued and outstanding.....................             --             --             --
  Common stock -- $.001 par value; authorized, 20,000,000
    shares; 11,157,672 and 8,136,667 shares issued and
    outstanding in 1998 and 1997, respectively..............         11,689         11,158          8,137
  Additional paid-in capital................................      5,647,131      5,356,775      2,866,744
  Accumulated deficit.......................................     (5,253,651)    (5,559,992)    (4,070,317)
                                                                -----------    -----------    -----------
                                                                    405,169       (192,059)    (1,195,436)
                                                                -----------    -----------    -----------
                                                                $ 2,738,769    $ 1,324,139    $   673,567
                                                                ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                               QUARTERS ENDED MARCH 31,      YEARS ENDED DECEMBER 31,
                                               -------------------------    --------------------------
                                                  1999           1998          1998           1997
                                                  ----           ----          ----           ----
                                                      (UNAUDITED)
Sales......................................    $ 1,762,260    $  314,001    $ 2,379,987    $ 2,012,317
Cost of sales..............................        118,833        26,612        155,147        304,564
                                               -----------    ----------    -----------    -----------
     Gross profit..........................      1,643,427       287,389      2,224,840      1,707,753
Operating expenses
  Sales & marketing........................        412,526       152,597        945,736        485,020
  Research and development.................        102,481        59,192        314,587      1,772,537
  General and administrative...............        806,956       386,778      2,294,668      1,227,894
                                               -----------    ----------    -----------    -----------
                                                 1,321,963       598,567      3,554,991      3,485,451
                                               -----------    ----------    -----------    -----------
     Earnings (Loss) from operations.......        321,464      (311,178)    (1,330,151)    (1,777,698)
Other expense
  Interest.................................         15,123        31,322        122,728        113,770
  Loss on settlement.......................             --            --         26,250             --
  Loss on disposal of assets...............             --            --          8,305          3,681
  Sundry...................................             --            --          2,241            343
                                               -----------    ----------    -----------    -----------
                                                    15,123        31,322        159,524        117,794
                                               -----------    ----------    -----------    -----------
     Net earnings (loss)...................    $   306,341    $ (342,500)   $(1,489,675)   $(1,895,492)
                                               ===========    ==========    ===========    ===========
Net earnings (loss) per share -- basic.....    $      0.03    $    (0.04)   $      (.17)   $      (.28)
                                               ===========    ==========    ===========    ===========
Net earnings (loss) per share -- diluted...    $      0.02    $    (0.03)   $      (.17)   $      (.28)
                                               ===========    ==========    ===========    ===========
Weighted average number of shares
  outstanding..............................     11,489,391     8,136,667      8,870,550      6,739,167
                                               ===========    ==========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT


                                                              ADDITIONAL
                                                   COMMON      PAID-IN      ACCUMULATED
                                                    STOCK      CAPITAL        DEFICIT         TOTAL
                                                   ------     ----------    -----------       -----
Balance at January 1, 1997.....................    $ 4,907    $1,569,974    $(2,174,825)   $  (599,944)
Issuance of 2,980,000 shares of stock in
  connection with reverse acquisition and
  recapitalization (Note A)....................      2,980       997,020             --      1,000,000
Issuance of 250,000 shares of stock............        250       299,750             --        300,000
Net loss.......................................         --            --     (1,895,492)    (1,895,492)
                                                   -------    ----------    -----------    -----------
Balance at December 31, 1997...................      8,137     2,866,744     (4,070,317)    (1,195,436)
Issuance of 2,194,082 shares of stock..........      2,194     1,888,875             --      1,891,069
Conversion of debentures and interest to
  899,840 shares of stock......................        900       674,000             --        674,900
Foreclosure on loan receivable -- stockholder
  (72,917 shares)..............................        (73)      (72,844)            --        (72,917)
Net loss.......................................         --            --     (1,489,675)    (1,489,675)
                                                   -------    ----------    -----------    -----------
Balance at December 31, 1998...................     11,158     5,356,775     (5,559,992)      (192,059)
Issuance of 531,002 shares of stock............        531       290,356                       290,887
Net Earnings...................................         --            --        306,341        306,341
                                                   -------    ----------    -----------    -----------
Balance at March 31, 1999 (unaudited)..........    $11,689    $5,647,131    $(5,253,651)   $   405,169
                                                   =======    ==========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     QUARTERS ENDED               YEARS ENDED
                                                        MARCH 31,                DECEMBER 31,
                                                 -----------------------   -------------------------
                                                    1999         1998         1998          1997
                                                    ----         ----         ----          ----
                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)...........................   $   306,341   $(342,500)  $(1,489,675)  $(1,895,492)
  Adjustments to reconcile net earnings (loss)
     to net cash used in operating activities
     Depreciation and amortization............        22,842      14,463        68,533        30,867
     Loss on disposal of property and
       equipment..............................                                   8,305         3,681
     Conversion of interest on debentures to
       common stock...........................                                  60,900            --
     Change in assets and liabilities
       Increase/(decrease) in accounts
          receivable..........................    (1,194,801)    115,759      (106,153)     (335,921)
       Decrease (increase) in loan
          receivable..........................                                  72,917       (72,917)
       Decrease in purchased contracts........                                      --       226,715
       Increase in inventories................       (18,918)       (234)       (9,272)      (11,370)
       (Increase)/decrease in deposits........        29,456      (2,912)      (29,924)      (29,456)
       Increase in prepaid expenses...........         8,837      31,622        (7,625)       (1,544)
       Increase (decrease) in accounts
          payable.............................        60,059    (110,885)      149,434       (30,895)
       Increase (decrease) in accrued
          liabilities.........................       294,230     190,264       214,437       (27,884)
       Increase in customer deposits..........       359,555     113,847         4,429        92,209
                                                 -----------   ---------   -----------   -----------
          Net cash provided (used in)
            operating activities..............      (132,399)      9,424    (1,063,694)   (2,052,007)
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment..........       (88,924)    (15,860)     (193,799)      (68,189)
  Increase in software development costs......       (59,524)     (7,805)     (296,195)           --
  Increase in organization costs..............                                      --          (760)
                                                 -----------   ---------   -----------   -----------
          Net cash used in investing
            activities........................      (148,448)    (23,665)     (489,994)      (68,949)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of obligations.......                                  17,600       143,880
  Repayment of obligations....................       (42,590)                  (94,527)      (50,852)
  Proceeds from issuance of obligations to
     related parties..........................       170,000     100,000       100,000       471,000
  Proceeds from issuance of common stock......       283,536      86,107     1,818,152     1,629,724
  Repayments of related party obligations.....       (16,500)    (23,233)     (130,178)      (30,000)
                                                 -----------   ---------   -----------   -----------
          Net cash provided by financing
            activities........................       394,446     162,874     1,711,047     2,163,752
                                                 -----------   ---------   -----------   -----------
Net increase in cash..........................       113,600     148,633       157,359        42,796
Cash at beginning of period...................       225,491      68,132        68,132        25,336
                                                 -----------   ---------   -----------   -----------
Cash at end of period.........................   $   339,091   $ 216,765   $   225,491   $    68,132
                                                 ===========   =========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash paid during the year for interest......   $     9,904   $  38,706   $   157,003   $    97,062
                                                 ===========   =========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING
  ACTIVITIES
  During 1998, common stock was issued upon
     the conversion of $614,000 of long-term
     debt and common stock was retired upon
     the foreclosure of a loan
     receivable-stockholder of $72,917.

   The accompanying notes are an integral part of these financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

ORGANIZATION AND BASIS OF PRESENTATION

     Advanced Systems International, Inc. (formerly Automatic Time Systems Corp.) ("the Company") commenced operations on February 1, 1996. The Company develops and sells high technology time and attendance software applications to accompany their customers' hardware configurations in the United States.

     On July 8, 1997 Advanced Systems International, Inc. acquired all of the outstanding common stock of Automatic Time Systems Corp. The acquisition has been accounted for as a recapitalization of Automatic Time Systems Corp. with Automatic Time Systems Corp. as the acquirer (reverse acquisition). Accordingly, stockholders' deficit has been restated to reflect the issuance of common stock in connection with the merger. The historical financial statements prior to July 8, 1997 are those of Automatic Time Systems Corp.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Automatic Time Systems Corp. and ASI Automatic Systems International Ltd. All significant intercompany balances and transactions have been eliminated.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. The Company uses accelerated methods for depreciation based on useful lives ranging from 3 to 7 years. Depreciation expense was $61,069 and $23,402 for the years ended December 31, 1998 and 1997, respectively, and $22,083 and $15,000 for the three months ended March 31, 1999 and 1998, respectively.

     Expenditures for major repairs and improvements that extend the useful life of property and equipment are capitalized and are depreciated or amortized over the life of the improvement or the life of the lease whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

ORGANIZATION COSTS

     The organization costs are amortized on the straight line method over a 60 month period.

SOFTWARE DEVELOPMENT

     Software development costs are capitalized once technological feasibility has been achieved. Costs incurred prior to achieving technological feasibility are charged to research and development expense as incurred. The Company had capitalized software of $296,195 relating to the development efforts on the Company's middleware product, ATLink, as of December 31, 1998. Capitalized software was $355,719 at March 31, 1999.

INCOME TAXES

     The Company accounts for income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based upon the differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes. Current taxes are measured by applying the provision of enacted tax laws to taxable earnings to determine the amount of taxes payable.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) NET EARNINGS (LOSS) PER SHARE

     During 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. Basic loss per share excludes dilution and is computed by dividing loss available to common shareholders by the weighted-average common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the loss of the entity. The Company adopted this pronouncement at December 31, 1997. Common stock equivalents have been excluded from the calculation of net loss per share due to their antidilutive effect.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Management believes the fair value of the Company's financial instruments approximates their carrying value. The fair value of long-term obligations approximate their carrying values based on current rates for instruments with similar characteristics.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK BASED COMPENSATION

     In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans and include the cost in the income statement as compensation expense. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to account for compensation cost for stock option plans in accordance with APB Opinion No. 25.

NEW PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 130, "Reporting of Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expense, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS 130 does not have an effect on the consolidated financial statements.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. The adoption of SFAS 131 does not have an effect on the consolidated financial statements.

RECLASSIFICATIONS

     Certain reclassifications have been made to 1997 to conform to the 1998 presentation.

NOTE B -- LINE OF CREDIT

     On August 20, 1998 the Company converted its line of credit to a note payable.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

NOTE C -- LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                                                  AT DECEMBER 31,
                                                                AT MARCH 31,    --------------------
                                                                    1999          1998        1997
                                                                ------------      ----        ----
                                                                (UNAUDITED)
    Note payable to bank with interest at 1.5% above the
      bank's prime rate (9.25% at December 31, 1998), and
      payable in monthly installments of $10,000 plus
      interest through August 31, 1999; monthly installments
      of $15,000 plus accrued interest from September 1,
      1999 through maturity and a principal payment of
      $160,000 due July 1, 1999. the note is due on February
      19, 2001 and is collateralized by all of the assets of
      the Company...........................................      $480,000      $510,000    $     --
    Note payable to bank with interest at 2% above the
      bank's prime rate (9.75% at December 31, 1998), and
      payable in monthly installments of $1,590 plus
      interest The note is due on February 19, 2001 and is
      collateralized by all of the assets of the Company....        36,584        41,354      60,440
    Note payable to bank with interest at 1.5% above the
      bank's prime rate (9.25% at December 31, 1998), and
      payable in monthly installments of $2,606 plus
      interest. the note is due on February 19, 2001 and is
      collateralized by all of the assets of the Company....        55,953        67,762      99,035
    Debenture payable, with interest at 6% (converted to
      common stock in 1998).................................                          --     300,000
    Debenture payable, with interest at 18% (converted to
      common stock in 1998).................................                          --      25,000
    Lease payable to bank, payable in monthly installments
      of $388, including interest at 11.5%, due October 30,
      2001..................................................        10,055        11,219      14,387
    Settlement payable to former employee, payable in
      monthly installments of $733, due December 7, 2000....        15,401        17,600          --
                                                                  --------      --------    --------
                                                                   597,993       647,935     498,862
    Less current maturities.................................       328,013       328,013     378,795
                                                                  --------      --------    --------
                                                                  $269,980      $319,922    $120,067
                                                                  ========      ========    ========

     Maturities of long-term obligations are as follows:

YEARS ENDED DECEMBER 31,
------------------------
         1999.............................................................    $328,013
         2000.............................................................     243,167
         2001.............................................................      76,755
                                                                              --------
                                                                              $647,935
                                                                              ========

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

NOTE D -- INCOME TAXES

     Deferred tax assets (liabilities) consist of the following:

                                                                  DECEMBER 31
                                             MARCH 31,     --------------------------
                                               1999           1998           1997
                                             ---------        ----           ----
Net operating losses....................    $ 1,853,000    $ 1,957,000    $ 1,380,000
Capitalized software....................       (121,000)      (101,000)            --
Valuation allowance.....................     (1,732,000)    (1,856,000)    (1,380,000)
                                            -----------    -----------    -----------
                                            $        --    $        --    $        --
                                            ===========    ===========    ===========

     The income tax provision reconciled to the tax computed at the statutory federal rate for continuing operations was as follows:

                                                     QUARTERS ENDED                 YEARS ENDED
                                                       MARCH 31,                    DECEMBER 31,
                                                ------------------------      ------------------------
                                                  1999           1998           1998           1997
                                                  ----           ----           ----           ----
Tax expense (benefit) at statutory rates
  applied to loss before federal income
  tax.......................................    $(104,000)     $(116,000)     $(506,000)     $(644,000)
Effect of nondeductible items...............           --             --         30,000          2,000
Use of net operating loss carryforward......      104,000        116,000
Valuation allowance.........................           --                       476,000        642,000
                                                ---------      ---------      ---------      ---------
                                                $      --      $      --      $      --      $      --
                                                =========      =========      =========      =========

     The net operating loss carryforwards expire through 2018

NOTE E -- LEASE COMMITMENT

     The Company leases office space under an operating lease which expires on October 31, 2003. Approximate future minimum rental payments under this lease are as follows:

YEARS ENDED DECEMBER 31,
------------------------
         1999.............................................................    $164,063
         2000.............................................................     166,435
         2001.............................................................     168,807
         2002.............................................................     171,179
         2003.............................................................     144,298
                                                                              --------
                                                                              $814,782
                                                                              ========

     Rent expense was approximately $73,600 and $41,600 for the periods ended December 31, 1998 and 1997, respectively. Rent expense was approximately $42,900 and $17,800 for the three months ended March 31, 1999 and 1998, respectively.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

NOTE F -- MAJOR CUSTOMERS

     The Company had the following customers representing more than 10% of sales:

                                                        QUARTERS
                                                         ENDED         YEAR ENDED
                                                       MARCH 31,      DECEMBER 31,
                                                      ------------    ------------
                                                      1999    1998    1998    1997
                                                      ----    ----    ----    ----
                                                      (UNAUDITED)
Customer A........................................     --%     --%     --%     84%
Customer B........................................     --      --      19      --
Customer C........................................     --      23      16      --
Customer D........................................     --      --      14      --
Customer E........................................     --      --      12      --
Customer F........................................     --      57      11      --
Customer G........................................     30      --      --      --
Customer H........................................     19      --      --      --
Customer I........................................     12      --      --      --
                                                       --      --      --      --
                                                       61%     80%     72%     84%
                                                       ==      ==      ==      ==

     Included in accounts receivable, is $180,000 and $255,000 at December 31, 1998 and 1997, respectively, related to these customers. At March 31, 1999, 875,556 related to these customers.

NOTE G -- RELATED PARTY TRANSACTIONS

     During the years ending December 31, 1998 and 1997, approximately $211,000 and $272,000 was paid to related parties for consulting services. Also, during the year ended December 31, 1998, approximately $92,000 was paid to related parties for commissions on stock subscriptions and approximately $73,000 for the three months ended March 31, 1999.

     Long-term obligations to related parties consists of the following:

                                                                                  DECEMBER 31,
                                                              AT MARCH 31,    --------------------
                                                                  1999          1998        1997
                                                              ------------      ----        ----
                                                              (UNAUDITED)
    Subordinated non-interest bearing note payable to
      stockholder, collateralized by all the assets of the
      Company, due December 2000............................    $134,322      $150,822    $196,000
    Short term note payable to stockholder, bearing interest
      at 24%, payable at April 30, 1999.....................     170,000            --          --
    Debentures payable to stockholders, bearing interest at
      18% (converted to common stock in 1998)...............          --            --     275,000
                                                                --------      --------    --------
                                                                 304,322       150,822     471,000
    Less current maturities.................................     258,000        88,000     375,000
                                                                --------      --------    --------
                                                                $ 46,322      $ 62,822    $ 96,000
                                                                ========      ========    ========

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

NOTE G -- RELATED PARTY TRANSACTIONS -- (CONTINUED)
     Maturities of related party obligations are as follows:

YEARS ENDED DECEMBER 31,
------------------------
         1999.............................................................    $ 88,000
         2000.............................................................      62,822
                                                                              --------
                                                                              $150,822
                                                                              ========

NOTE H -- COMMON STOCK

     During 1998, the Company entered into agreements with certain stockholders that if additional shares were sold at a price per share which was less than the price paid by these stockholders, then the Company would issue additional shares to them to cause the effective price per share paid by them to equal the lowest effective price per share for sales of stock through February 19, 1999.

     At December 31, 1998, the Company anticipates that approximately 72,000 additional shares will be issued under these agreements. At March 31, 1999, these shares have been issued.

NOTE I -- STOCK OPTION PLANS

     The 1997 Employee Stock Option Plan ("Employee Plan") and the 1997 Director Stock Option Plan ("Director Plan") were approved by stockholders on July 1, 1997.

     During 1998, the Employee Plan was amended to provide for 3,500,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price is not less than the fair market value at the date of grant. The options granted under the plan become exercisable on the second anniversary of the date of grant. Options granted under the plan have a term of ten to twenty years.

     During 1998, the Director Plan was amended to provide for 1,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price is not less than the fair market value at the date of grant. The plan provides that each director, on the date such person becomes a director, will be granted options to purchase 100,000 shares of stock. The options granted under the plan become exercisable on the second anniversary of the date of grant for options granted prior to August 6, 1998 and the third anniversary for options granted on or after August 6, 1998. Options granted under the plan have a term of ten years.

     The Company also issues stock options to outside consultants for services provided. During 1998, 410,000 shares with an exercise price ranging from $.50 to $1.00 were issued and an expense of $163,000 was recorded by the Company.

     During 1998, the Company revised the option price for all options outstanding at December 31, 1997 from $1.00 to $.50 per share.

     The weighted average remaining life of the stock options is approximately thirteen years.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

NOTE I -- STOCK OPTION PLANS -- (CONTINUED)
     The following table summarizes the changes in the number of common shares under stock options granted pursuant to the preceding plans:

                                                        EMPLOYEE PLAN                  DIRECTOR PLAN
                                                  -------------------------       ------------------------
                                                                   AVERAGE                        AVERAGE
                                                   SHARES          OPTION          SHARES         OPTION
                                                    UNDER           PRICE          UNDER           PRICE
                                                   OPTION         PER SHARE        OPTION        PER SHARE
                                                   ------         ---------        ------        ---------
Outstanding at January 1, 1997................           --                             --
Granted during the 1997.......................    1,525,000         $.50           300,000         $.50
Cancelled during 1997.........................     (100,000)        $.50                --
                                                  ---------                       --------
Outstanding at December 31, 1997..............    1,425,000         $.50           300,000         $.50
Granted during the year.......................    1,155,055         $.50           400,000         $.50
Cancelled during the year.....................     (375,000)        $.50          (200,000)        $.50
                                                  ---------                       --------
Outstanding at December 31, 1998..............    2,205,055         $.50           500,000         $.50
Granted during the quarter....................    1,373,945         $.61           100,000         $.50
Cancelled during the quarter..................     (495,000)        $.54                --           --
                                                  ---------                       --------
Outstanding at March 31, 1999 (unaudited).....    3,084,000         $.54           600,000         $.50
                                                  =========                       ========

     The Company also has issued warrants to purchase common stock. These warrants expire three years from the date of issuance. The following table summarizes the changes in the number of common shares under warrants:


                                                        WARRANTS
                                                      TO PURCHASE           AVERAGE
                                                       SHARES OF         EXERCISE PRICE
                                                      COMMON STOCK         PER SHARE
                                                      ------------       --------------
Outstanding at January 1, 1997....................     1,285,000             $1.11
Granted during 1997...............................       590,000             $1.98
Cancelled during 1997.............................      (302,083)            $1.00
                                                       ---------
Outstanding at December 31, 1997..................     1,572,917             $1.46
                                                       ---------
Granted during 1998...............................        15,000             $1.00
Cancelled during 1998.............................      (232,917)            $1.00
                                                       ---------
Outstanding at December 31, 1998..................     1,355,000             $1.53
                                                       ---------             -----
Granted during the quarter........................            --                --
Cancelled during the quarter......................            --                --
Outstanding at March 31, 1999 (unaudited).........     1,355,000             $1.53
                                                       =========

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

NOTE I -- STOCK OPTION PLANS -- (CONTINUED)
     The Company accounts for the stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been as follows:

                                 FOR THE QUARTERS
                                 ENDED MARCH 31,               YEAR ENDED DECEMBER 31,
                             ------------------------       -----------------------------
 NET EARNINGS (LOSS)           1999           1998             1998              1997
 -------------------           ----           ----             ----              ----
As reported...........       $306,341       $(342,500)      $(1,489,675)      $(1,895,492)
Pro forma.............       $279,395       $(359,280)      $(1,563,334)      $(2,386,367)

LOSS PER SHARE --
  BASIC

As reported...........       $   0.03       $   (0.04)      $      (.17)      $      (.28)
Pro forma.............       $   0.02       $   (0.04)      $      (.18)      $      (.34)

     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                        FOR THE QUARTER
                                             ENDED
                                           MARCH 31,
                                              1999             1998              1997
                                        ---------------        ----              ----
Dividend yield......................               0%               0%                  0%
Expected volatility.................            36.0%            34.5%        22.0 - 63.6%
Risk-free interest rate.............       5.3 - 6.7%       4.9 - 6.4%          5.8 - 6.5%
Expected lives......................         10 years         10 years       10 - 20 years

                                    PART III

ITEM 1. INDEX TO EXHIBITS


EXHIBIT                            DESCRIPTION
-------                            -----------
  3.1      Amended and Restated Articles of Incorporation of Advanced
           Systems International, Inc.*
  3.2      Bylaws of Advanced Systems International, Inc.*
  4.1      Specimen Stock Certificate*
 10.1      Merger Agreement with Bennington Corporation*
 10.2      Director Stock Option Plan*
 10.3      Employee Stock Option Plan*
 10.4      Employment Agreement between registrant and Gerald Pesut
           dated as of November 15, 1996.*
 10.5      Employment Agreement between registrant and Richard
           Penington dated as of March 5, 1997.*
 10.6      Employment Agreement between registrant and Howard H.
           Tarnoff dated as of July 22, 1998.*
 10.7      Employment Agreement between registrant and Robert C.
           DeMerell dated as of January 8, 1999.*
 10.8      Consulting Agreement between registrant and KIF
           International dated as of November 15, 1996.*
 10.9      Consulting Agreement between Advanced Systems International,
           Inc. and Gregory J. Farbolin dated as of February 4, 1999.*
 10.10     Stock Option Agreement -- Pesut*
 10.11     Stock Option Agreement -- Penington*
 10.12     Unit -- Hampton*
 10.13     Warrants -- Temple*
 10.14     Warrants -- Revben*
 10.15     Lease for Southfield headquarters facility*
 10.16     Receivables Financing Agreement between registrant and Ionia
           County National Bank dated April 23, 1999*
 10.17     Master Software License Agreement between registrant and
           Electronic Data Systems Corporation dated November 13, 1998*
 10.18     Carlos E. Bravo Consulting Agreement*
 27.1      Financial Data Schedule*


* Previously filed.

ITEM 2. DESCRIPTION OF EXHIBITS (See Item 1 above)

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          ADVANCED SYSTEMS INTERNATIONAL, INC.

                                          By: /s/ GERALD A. PESUT

                                            ------------------------------------
                                            Gerald A. Pesut
                                            President and Chief Executive
                                              Officer


Date: August 7, 1999

                                 EXHIBIT INDEX


EXHIBIT                            DESCRIPTION
-------                            -----------
  3.1      Amended and Restated Articles of Incorporation of Advanced
           Systems International, Inc.*
  3.2      Bylaws of Advanced Systems International, Inc.*
  4.1      Specimen Stock Certificate*
 10.1      Merger Agreement with Bennington Corporation*
 10.2      Director Stock Option Plan*
 10.3      Employee Stock Option Plan*
 10.4      Employment Agreement between registrant and Gerald Pesut
           dated as of November 15, 1996.*
 10.5      Employment Agreement between registrant and Richard
           Penington dated as of March 5, 1997.*
 10.6      Employment Agreement between registrant and Howard H.
           Tarnoff dated as of July 22, 1998.*
 10.7      Employment Agreement between registrant and Robert C.
           DeMerell dated as of January 8, 1999.*
 10.8      Consulting Agreement between registrant and KIF
           International dated as of November 15, 1996.*
 10.9      Consulting Agreement between Advanced Systems International,
           Inc. and Gregory J. Farbolin dated as of February 4, 1999*
 10.10     Stock Option Agreement -- Pesut*
 10.11     Stock Option Agreement -- Penington*
 10.12     Unit -- Hampton*
 10.13     Warrants -- Temple*
 10.14     Warrants -- Revben*
 10.15     Lease for Southfield headquarters facility*
 10.16     Receivables Financing Agreement between registrant and Ionia
           County National Bank dated April 23, 1999*
 10.17     Master Software License Agreement between registrant and
           Electronic Data Systems Corporation dated November 13, 1998*
 10.18     Carlos E. Bravo Consulting Agreement*
 27.1      Financial Data Schedule*


* Previously filed.